

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 21, 2009

By U.S. Mail and Facsimile to: (954) 940-5060

Valerie C. Toalson
Chief Financial Officer
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

> **Re:** **BankAtlantic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Form 8-K filed July 23, 2009**
> **File No. 001-13133**

Dear Ms. Toalson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel